Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SUPPLEMENT NO. 13 DATED MARCH 26, 2015

TO THE PROSPECTUS DATED JUNE 27, 2014

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated June 27, 2014, Supplement No. 11, dated January 27, 2015, and Supplement No. 12, dated February 24, 2015. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	updates regarding our management;

(3)	an update to the “Risk Factors” section of our prospectus;

(4)	an update to the “Principal Stockholders” section of our prospectus;

(5)	Management’s Discussion and Analysis of Financial Condition and Results of Operations section, substantially the same as that which was filed in our Annual Report on Form 10-K on March 26, 2015; and

(6)	updated financial information regarding the Company.

Status of Our Public Offering

We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum offering amount. As of March 24, 2015, we had accepted investors’ subscriptions for and issued approximately 16,554,000 shares of Class A common stock in the Offering, resulting in receipt of gross proceeds of approximately $164,455,000. As of March 24, 2015, we had approximately $2,185,545,000 in Class A shares and Class T shares of common stock remaining in our Offering.

Management Updates

Effective March 16, 2015, our board of directors appointed Michael A. Seton to serve as our President to replace John E. Carter, who resigned from his position as our President concurrent with Mr. Seton’s appointment. Mr. Carter remains the Chairman of our board of directors and our Chief Executive Officer.

Risk Factors

The following information replaces in its entirety the fourth risk factor contained in the “Risk Factors – Risks Related to Conflicts of Interest” section on page 33 of the prospectus:

Our officers and directors face conflicts of interest related to the positions they hold with affiliated entities, which could hinder our ability to successfully implement our business strategy and generate returns to you.

Certain of our executive officers and directors, including John E. Carter, who also serves as the Chairman of our board of directors, Todd M. Sakow, Michael A. Seton and Lisa Drummond, also are officers and/or directors of our advisor, our property manager and/or other affiliated entities. As a result, these individuals owe fiduciary duties to these other entities and their stockholders and limited partners, which fiduciary duties may conflict with the duties that they owe to us and our stockholders. Their loyalties to these other entities could result in actions or inactions that are detrimental to our business, which could harm the implementation of our business strategy and our investment and leasing opportunities. Conflicts with our business and interests are most likely to arise from involvement in activities related to:

•	allocation of new investments and management time and services between us and other entities;

•	our purchase or properties from, or sale of properties to, affiliated entities;

•	the timing and terms of the investment in or sale of an asset;

•	development of our properties by affiliates;

•	investment with affiliates of our advisor;

•	compensation to our advisor; and

•	our relationship with our property manager.

If we do not successfully implement our business strategy, we may be unable to generate cash needed to make distributions to you and to maintain or increase the value of our assets.

Management

The following table supersedes and replaces in its entirety the table contained in the “Management – Executive Officers and Directors” section on page 72 of the prospectus:

Name	Age	Position(s)
John E. Carter	55	Chairman of the Board and Chief Executive Officer
David Brightwell	35	Director
Jonathan Kuchin	63	Independent Director
Randall Greene	65	Independent Director
Ronald Rayevich	72	Independent Director
Lisa Drummond	51	Chief Operating Officer and Secretary
Todd M. Sakow	43	Chief Financial Officer and Treasurer
Michael A. Seton	42	President

The following information replaces in its entirety the biographical information of John E. Carter in the “Management – Executive Officers and Directors” section beginning on page 72 of the prospectus:

John E. Carter is our Chief Executive Officer and Chairman of our board of directors and has served as Chief Executive Officer and Chairman of the board of directors of Carter Validus Mission Critical REIT, Inc. since December 2009. Mr. Carter also served as our President from January 2013 to March 2015 and served as President of Carter Validus Mission Critical REIT, Inc. from December 2009 to March 2015. He also is Chief Executive Officer and a member of the Investment Committee of Carter Validus Advisors II, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services II, LLC. He has also served as Chief Executive Officer and a member of the Investment Management Committee of Carter/Validus Advisors, LLC and Chief Executive Officer of Carter Validus Real Estate Management Services, LLC since December 2009. Mr. Carter also served on the Board of Managers for Validus/Strategic Capital Partners, LLC (now Strategic Capital Management Holdings, LLC) from November 2010 to August 2014. Mr. Carter has more than 30 years of real estate experience in all aspects of leasing, asset management, acquisitions, finance, investment and corporate advisory services. Mr. Carter is Vice Chairman and a principal of Carter & Associates, L.L.C., or Carter & Associates, one of the principals of our sponsor. Mr. Carter has served in such capacities since he sold his company, Newport Partners, LLC, or Newport Partners, to Carter & Associates in January 2000. Mr. Carter founded Newport Partners in November 1989 and grew the company into a full-service real estate firm with approximately 63 associates throughout Florida. At Carter & Associates, Mr. Carter plays a key role in establishing and maintaining some of Carter & Associates’ most significant institutional client relationships. From December 2003 through December 31, 2009, Mr. Carter completed in excess of $3.5 billion of real estate property acquisitions and financings representing 18.5 million square feet of real estate. In September 2005, Mr. Carter was responsible for facilitating one of Carter & Associates’ largest transactions, a $1 billion acquisition and financing of a class “A” office portfolio consisting of 23 buildings in six states. Prior to November 1989, Mr. Carter worked for two years at Trammel Crow Company. In the early 1980s, he spent five years at Citicorp where he focused primarily on tax shelter, Industrial Revenue Bonds (IRBs) and other real estate financing transactions. He also is a founding board member of GulfShore Bank, a community bank located in Tampa, Florida. Mr. Carter obtained a Bachelor’s degree in Economics with a minor in Mathematics from St. Lawrence University in Canton, New York in 1982 and a Masters in Business Administration from Harvard University in Cambridge, Massachusetts in 1989. Mr. Carter was selected to serve as a director because he is the Company’s Chief Executive Officer, has significant real estate experience in various areas and has been a partner with our sponsor for over ten years. He has expansive knowledge of the real estate industry and has relationships with chief executives and other senior management at numerous real estate companies. Mr. Carter brings a unique and valuable perspective to our board of directors.

The disclosure below supplements, and should be read in conjunction with, the discussion contained in the “Management – Executive Officers and Directors” section beginning on page 72 of the prospectus:

Michael A. Seton has served as our President and also the President of Carter Validus Mission Critical REIT, Inc. since March 2015. He also is the President and a member of the Investment Committee of Carter Validus Advisors II, LLC and the President of our sponsor, Carter Validus REIT Management Company II, LLC. He has also served as the President of Carter/Validus Advisors, LLC and the President of Carter Validus REIT Investment Management Company, LLC since December 2009. Mr. Seton is responsible for day-to-day oversight of our business operations, including acquisitions, underwriting, capital markets and asset management. In addition, Mr. Seton served as the Executive Vice President and head of the Capital Markets Group of Carter & Associates, L.L.C., or Carter & Associates, one of the principals of our sponsor, from September 2009 to December 2010. Mr. Seton has more than 20 years of real estate and investment finance experience. From 1996 until joining Carter & Associates in September 2009, Mr. Seton worked for Eurohypo AG (including its predecessor organizations) in New York, New York. At Eurohypo AG, Mr. Seton was a Managing Director and Division Head in the Originations Group, leading a team of 12 professionals in the origination, structuring, documentation, closing and distribution of real estate financings for private developers and owners, REITs, and real estate operating companies (REOCs). Real estate finance transactions in which Mr. Seton was involved included both on and off-balance sheet executions, including senior debt and mezzanine financings. Mr. Seton has been directly involved in over $32 billion in financings for real estate clients, including high profile transactions such as the recapitalization of the Chrysler Building and the General Motors Building, both of which are located in New York, New York, Merchandise Mart in Chicago, Illinois, construction financing for 15 Central Park West in New York, New York, several Ritz-Carlton hotels throughout the United States, and many office developments in major U.S. cities. While at Eurohypo AG, Mr. Seton’s clients included Millennium Partners, Tishman Speyer Properties, Vornado Realty Trust, Carter & Associates, Boston Properties and Goldman Sachs. Mr. Seton obtained a Bachelor of Science in Economics from Vanderbilt University in Nashville, Tennessee in 1994.

The following information replaces in its entirety the third full paragraph on page 79 of the prospectus contained in the “Management – The Advisor” section of the prospectus:

The backgrounds of John E. Carter, Todd M. Sakow, Michael A. Seton and Lisa Drummond are described in the “Management – Executive Officers and Directors” section of this prospectus.

Mr. Seton’s biography contained in the “Management – The Advisor” section beginning on page 79 of the prospectus is hereby deleted in its entirety.

Principal Stockholders

The following disclosure replaces in its entirety the section entitled “Principal Stockholders” on page 96 of the prospectus:

The following table provides, as of the date of this prospectus, information regarding the number and percentage of shares of our common stock beneficially owned by each director, each executive officer, all directors and executive officers as a group and any person known to us to be the beneficial owner of more than 5.0% of our outstanding shares. As of March 24, 2015, we had 3,925 stockholders of record and 16,554,000 shares of Class A common stock outstanding. Beneficial ownership includes outstanding shares and shares which are not outstanding, but that any person has the right to acquire within 60 days after the date of this prospectus. However, any such shares which are not outstanding are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person. Except as otherwise provided, the person named in the table has sole voting and investing power with respect to all shares beneficially owned by it.

Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Class
Greater than 5% stockholders
Carter Validus REIT Management Company II, LLC	20,000	*
Directors
John E. Carter(2)	20,000	*
David Brightwell	—	—
Jonathan Kuchin	3,000	*
Randall Greene	3,000	*
Ronald Rayevich	3,000	*
Executive Officers
Lisa Drummond(3)	20,000	*
Todd M. Sakow(4)	20,000	*
Michael A. Seton(5)	20,000	*
All executive officers and directors as a group (8 persons)	29,000	*

*	Represents less than 1% of the outstanding common stock.
(1)	The business address of the beneficial owner is 4890 W. Kennedy Blvd., Suite 650, Tampa, FL 33609.
(2)	Mr. Carter is the Chief Executive Officer of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares in our company. Mr. Carter disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.
(3)	Ms. Drummond is the Chief Operating Officer of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares in our company. Ms. Drummond disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of her pecuniary interest.
(4)	Mr. Sakow is the Chief Financial Officer of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares in our company. Mr. Sakow disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC, except to the extent of his pecuniary interest.
(5)	Mr. Seton is the President of Carter Validus REIT Management Company II, LLC, which directly owns 20,000 shares in our company. Mr. Seton disclaims beneficial ownership of the shares held by Carter Validus REIT Management Company II, LLC except to the extent of his pecuniary interest.

Management’s	Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this prospectus supplement.

The terms “we”, “our”, “us”, and the “Company” refer to Carter Validus Mission Critical REIT II, Inc., Carter Validus Operating Partnership II, LP, or our Operating Partnership, and all wholly-owned subsidiaries.

Overview

We were formed on January 11, 2013 under the laws of Maryland to acquire and operate a diversified portfolio of income producing commercial real estate. For the period from January 11, 2013 through December 31, 2013, we had not begun principal operations. We believe we currently qualify, and intend to be taxed, as a REIT for federal income tax purposes beginning with the taxable year ended December 31, 2014. We are offering for sale to the public on a “best efforts” basis a maximum of $2,350,000,000 in shares of common stock, consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares of common stock to be made available pursuant to our DRIP. We are offering two classes of shares of common stock, Class A shares and Class T shares, in any combination, with a dollar value up to the maximum offering amount. The initial offering price for the shares in our primary offering is $10.00 per Class A share and $9.574 per Class T share. Our Registration Statement was declared effective by the SEC on May 29, 2014.

Pursuant to the escrow agreement by and among us, our Dealer Manager, and UMB Bank, N.A., as escrow agent, we were required to deposit all subscription proceeds in escrow until we received subscriptions aggregating $2,000,000, excluding subscriptions from affiliates and from residents of Pennsylvania and Washington. As of July 3, 2014, we had satisfied these conditions. As of December 31, 2014, we had accepted investors’ subscriptions for and issued approximately 7,091,000 shares of Class A common stock in our Offering, resulting in receipt of gross proceeds of approximately $70,304,000. In addition, we had special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which were satisfied on February 19, 2015 and Washington, the conditions of which were satisfied on September 8, 2014. As of December 31, 2014, we had approximately $2,279,696,000 in Class A shares and Class T shares of common stock remaining in our Offering.

Substantially all of our operations are conducted through our Operating Partnership. We are externally advised by our Advisor, pursuant to an advisory agreement between us and our Advisor, which is our affiliate. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by and is a subsidiary of our Sponsor. We have no paid employees.

As of December 31, 2014, we had purchased six real estate investments comprising of approximately 323,000 square feet of gross leasable area for a purchase price of approximately $89,241,000.

Critical Accounting Policies

Our critical accounting policies are more fully described in Note 2—“Summary of Significant Accounting Policies,” or Note 2, of the consolidated financial statements that are part of this prospectus supplement. As disclosed in Note 2, the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses the most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Investment in Real Estate

Real estate costs related to the acquisition, development, construction and improvement of properties are capitalized. Repair and maintenance costs are expensed as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset in determining the appropriate useful life. We anticipate the estimated useful lives of its assets by class as follows:

Buildings and improvements	15 – 40 years
Tenant improvements	Shorter of lease term or expected useful life
Furniture, fixtures, and equipment	3 – 10 years

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, we assess the recoverability of the assets by estimating whether we will recover the carrying value of such assets through their undiscounted future cash flows and eventual disposition. If based on this analysis we do not believe that we will be able to recover the carrying value of the asset, we record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment indicators have been identified and no impairment losses were recorded during the year ended December 31, 2014.

When developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

Purchase Price Allocation

Upon the acquisition of real properties, we evaluate whether the acquisition is a business combination or an asset acquisition. Management determined that properties acquired with an existing lease in place are accounted for as a business combination and properties acquired without an existing lease in place are accounted for as an asset acquisition.

Business Combinations

Upon the acquisition of real properties determined to be business combinations, we allocate the purchase price of properties to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on our determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. The in-place lease intangibles are included in real estate assets in the accompanying consolidated balance sheets and amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Asset Acquisitions

Upon the acquisition of real estate properties determined to be asset acquisitions, we allocate the purchase price of such properties to acquired tangible assets, consisting of land and buildings and improvements, based in each case on initial cost of the asset acquired.

Acquisition Fees and Expenses

Acquisition fees and expenses in connection with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of operations. Acquisition fees and expenses associated with transactions determined to be an asset purchase are capitalized. We expensed acquisition fees and expenses for the year ended December 31, 2014 of approximately $1,820,000. We capitalized acquisition fees and expenses for the year ended December 31, 2014 of approximately $643,000.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

We recognize revenue in accordance with Accounting Standards Codification, or ASC, 605, Revenue Recognition, or ASC 605. ASC 605 requires that all four of the following basic criteria be met before revenue is realized or realizable and earned: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

In accordance with ASC 840, Leases, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged to deferred rent receivable or deferred rent liability, as applicable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC Subtopic 605-45, Revenue Recognition—Principal Agent Consideration, or

ASC 605-45. ASC 605-45 requires that these reimbursements be recorded on a gross basis when we are the primary obligor with respect to purchasing goods and services from third-party suppliers, and thus have discretion in selecting the supplier and have credit risk.

Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. An allowance will be maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. We also maintain an allowance for deferred rent receivables arising from the straight-lining of rents. Our determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors.

Qualification as a REIT

We intend to make an election to be taxed as a REIT under Sections 856 through 860 of the Code beginning with our taxable year ended December 31, 2014. To qualify or maintain our qualification as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90.0% of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gain, to our stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders.

If we fail to qualify or maintain our qualification as a REIT in any taxable year, we would then be subject to federal income taxes on our taxable income at regular corporate rates and would not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could have a material adverse effect on our net income and net cash available for distribution to our stockholders.

Real Estate Investments in 2014 and Subsequent

•	During the year ended December 31, 2014, we, through our wholly-owned subsidiaries, acquired 6 real estate investments for an aggregate purchase price of $89,241,000 consisting of approximately 323,000 gross rental square feet of commercial space.

•	As of March 24, 2015, we, through our wholly-owned subsidiaries, acquired 8 real estate investments for an aggregate purchase price of $117,624,000 consisting of 385,000 gross rental square feet of commercial space.

For a further discussion of our 2014 acquisitions, see Note 3—“Real Estate Investments,” and for a further discussion on acquisitions in 2015, see Note 16—“Subsequent Events” to the consolidated financial statements that are a part of this prospectus supplement.

Factors That May Influence Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally and those risks listed in Part I. Item 1A. “Risk Factors,” of this prospectus supplement that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of our properties.

Rental Income

The amount of rental income generated by our real estate investments depends principally on our ability to maintain the occupancy rates of leased space and to lease available space and space available from unscheduled lease terminations at the then existing rental rates. Negative trends in one or more of these factors could adversely affect our rental income in future periods. As of December 31, 2014, our real estate investments were 99.7% leased.

Results of Operations

For the period from January 11, 2013 to December 31, 2013, we had not begun principal operations and, therefore, our results of operations for the year ended December 31, 2014 and for the period from January 11, 2013 (Date of Inception) to December 31, 2013 are not comparable. As a result, no period-to-period comparisons have been included.

Our operating results for the year ended December 31, 2014 are primarily comprised of income derived from our real estate investments, acquisition related expenses related to such purchases and administrative costs. We expect all amounts to increase in the future based on a full year of operations as well as increased activity as we make additional real estate investments. Our results of operations are not indicative of those expected in future periods.

Revenue

For the year ended December 31, 2014, revenue was approximately $337,000 and was primarily comprised of base rent of approximately $296,000 and tenant reimbursement revenue of approximately $41,000.

Rental Expenses

For the year ended December 31, 2014, rental expenses were approximately $51,000 and primarily consisted of property management fees of approximately $9,000, franchise taxes of $32,000, real estate taxes of $6,000 and other rental expenses of approximately $4,000.

General and Administrative Expenses

For the year ended December 31, 2014, general and administrative expenses were approximately $351,000 and primarily consisted of professional and legal fees of approximately $171,000, board of directors’ fees of approximately $83,000, restricted stock compensation of approximately $11,000, organizational costs of approximately $19,000, insurance costs of approximately $52,000 and other costs of approximately $15,000.

Acquisition Related Expenses

For the year ended December 31, 2014, acquisition related expenses were approximately $1,820,000 and primarily related to acquisition fees and costs associated with the purchase of five real estate investments acquired, which were determined to be business combinations. Acquisition fees and expenses associated with transactions determined to be business combinations are expensed as incurred. For the year ended December 31, 2014, acquisition related expenses associated with transactions determined to be business combinations primarily consisted of approximately $447,000 in acquisition costs, acquisition fees of approximately $1,307,000 incurred to our Advisor, or its affiliates, and approximately $66,000 in costs incurred for potential acquisitions.

Asset Management Fees

For the year ended December 31, 2014, asset management fees of approximately $72,000 were related to the management of six real estate investments.

Depreciation and Amortization

For the year ended December 31, 2014, depreciation and amortization of approximately $185,000 consisted of depreciation on our real estate investments of approximately $133,000 and amortization of identified intangible assets of approximately $52,000.

Interest Expense

For the year ended December 31, 2014, interest expense of approximately $152,000 consisted of approximately $69,000 related to interest expense on the KeyBank Credit Facility and approximately $83,000 related to amortization of debt issue costs.

Organization and Offering Costs

We reimburse our Advisor or its affiliates for organization and offering costs it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer manager fee and the other organization and offering costs incurred by us to exceed 15% of gross offering proceeds as of the date of the reimbursement. We expect that other organization and offering costs (other than selling commissions, dealer manager fees and distribution fees) will be approximately 1.25% of the gross offering proceeds. Our Advisor and its affiliates incurred other organization and offering costs on our behalf of approximately $4,205,000 as of December 31, 2014. As of December 31, 2014, we reimbursed our Advisor or its affiliates approximately $1,382,000, in offering expenses and accrued approximately $2,524,000 of other organization and offering expenses, the total of which represents the Company’s maximum liability for other organization and offering costs as of December 31, 2014. As of December 31, 2014, we paid approximately $6,476,000 in selling commissions and dealer manager fees to our Dealer Manager. For the year ended December 31, 2014, no Class T shares were sold and no distribution fees were paid. Other offering costs (other than selling commissions and dealer manager fees) were approximately $3,887,000 as of December 31, 2014.

When incurred, organization costs are expensed and offering costs, including selling commissions and dealer manager fees and other offering costs are charged to stockholders’ equity. For a further discussion of other organization and offering costs, see Note 9—“Related-Party Transactions and Arrangements” to the consolidated financial statements that are a part of this prospectus supplement.

Distributions to Stockholders

We have paid, and may continue to pay, distributions from sources other than from our cash flows from operations. For the year ended December 31, 2014, our cash flows used in operations of approximately $1,705,000 was a shortfall of approximately $2,135,000, or (497%), of our distributions paid (total distributions were approximately $430,000, of which $160,000 was cash and $270,000 was reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from our Offering. Additionally, we may in the future pay distributions from sources other than from our cash flows from operations. Until we acquire additional properties or other real estate-related investments, we may not generate sufficient cash flows from operations to pay distributions. Our inability to acquire additional properties or other real estate-related investments may result in a lower return on your investment than you expect.

We do not have any limits on the sources of funding distribution payments to our stockholders. We may pay distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our advisor, our advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements and offering proceeds and have no limits on the amounts we may pay from such sources. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute your interest in us if we sell shares of our common stock to third party investors.

If we fund distributions from the proceeds of our Offering, we will have less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our investors’ ability to generate sufficient cash flow from operations to pay distributions. As a result, the return investors may realize on their investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors. Payment of distributions from any of the mentioned sources could restrict our ability to generate sufficient cash flow from operations, affect our profitability and/or affect the distributions payable upon a Liquidity Event, any or all of which may have an adverse effect on an investment in us.

For federal income tax purposes, distributions to common stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. To the extent that we make a distribution in excess of our current or accumulated earnings and profits, the distribution will be a nontaxable return of capital, reducing the tax basis in each U.S. stockholder’s shares. Further, the amount of distributions in excess of a U.S. stockholder’s tax basis in such shares will be taxable as a gain realized from the sale of those shares.

The following table shows the character of distributions the Company paid on a percentage basis during the year ended December 31, 2014:

For the Year Ended December 31,
Character of Distributions:	2014
Ordinary dividends	0.00%
Nontaxable distributions	100.00%

Total	100.00%

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include reimbursement billings for operating expenses, pass-through charges and real estate tax and insurance reimbursements. However, due to the long-term nature of our leases, among other factors, the leases may not re-set frequently enough to adequately offset the effects of inflation.

Liquidity and Capital Resources

Our sources of funds are primarily the net proceeds of our Offering, operating cash flows and borrowings. Our principal demand for funds are for acquisitions of real estate and real estate-related investments, to pay operating expenses and interest on our future indebtedness and to pay distributions to our stockholders. In addition, we require resources to make certain payments to our Advisor and our Dealer Manager, which, during our Offering, include payments to our Advisor and its affiliates for reimbursement of other organization and offering expenses and other costs incurred on our behalf, and to our Dealer Manager and its affiliates for selling commissions, dealer manager fees, distribution fees, and offering expenses.

Generally, cash needs for items other than acquisitions of real estate and real estate-related investments are met from operations, borrowings, and the net proceeds of our Offering. However, there may be a delay between the sale of shares of our common stock and our investments in real estate and real estate-related investments, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations.

Our Advisor evaluates potential additional investments and engages in negotiations with real estate sellers, developers, brokers, investment managers, lenders and others on our behalf. Until we invest all of the proceeds of our Offering in properties and real estate-related securities, we may invest in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot predict how long it will take to fully invest the proceeds in properties and real estate-related securities. The number of properties we acquire and other investments we make will depend upon the number of shares sold in our Offering and the resulting amount of net proceeds available for investment.

When we acquire a property, our Advisor prepares a capital plan that contemplates the estimated capital needs of that investment. In addition to operating expenses, capital needs may also include costs of refurbishment, tenant improvements or other major capital expenditures. The capital plan also sets forth the anticipated sources of the necessary capital, which may include a line of credit or other loans established with respect to the investment, operating cash generated by the investment, additional equity investments from us or joint venture partners or, when necessary, capital reserves. Any capital reserve would be established from the gross proceeds of our Offering, proceeds from sales of other investments, operating cash generated by other investments or other cash on hand. In some cases, a lender may require us to establish capital reserves for a particular investment. The capital plan for each investment will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.

Capital Expenditures

We estimate that we will require approximately $0.9 million in expenditures for capital improvements over the next 12 months. We cannot provide assurances, however, that actual expenditures will not exceed these estimated expenditure levels. As of December 31, 2014, we had $2.9 million of restricted cash in escrow reserve accounts for such capital expenditures.

KeyBank Credit Facility

On July 31, 2014, our Operating Partnership entered into a credit agreement with KeyBank, which agreement was subsequently amended, to obtain a secured revolving credit facility in an aggregate maximum principal amount of $35,000,000. On December 17, 2014, we amended our KeyBank Credit Facility to an aggregate maximum principal amount of $180,000,000. The KeyBank Credit Facility is evidenced by a promissory note in the principal amount of $180,000,000, a credit agreement, a guaranty agreement, a contribution agreement, and a hazardous materials indemnity agreement, or collectively, the KeyBank Credit Facility Agreement. The proceeds of loans made under the KeyBank Credit Facility may be used to finance the purchase of properties, for tenant improvements and leasing commissions with respect to real estate, for repayment of indebtedness, for capital expenditures with respect to real estate, and for general corporate and working capital purposes. The KeyBank Credit Facility matures on December 17, 2017 and may be extended by one 12-month period subject to the satisfaction of certain conditions, including payment of an extension fee. The KeyBank Credit Facility can be increased to $400,000,000, subject to certain conditions. See Note 7—“Credit Facility” to the consolidated financial statements that are part of this prospectus supplement.

In connection with the amendment, the annual interest rate payable under the KeyBank Credit Facility was decreased to, at our Operating Partnership’s option, either: (a) the London Interbank Offered Rate, plus an applicable margin ranging from 1.75% to 2.75% (the margin rate was previously set at a range from 2.00% to 3.25%), which is determined based on the overall leverage of our Operating Partnership or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 0.75% to 1.75% (the margin rate was previously set at a range from 1.00% to 2.25%), which is determined based on the overall leverage of our Operating Partnership. In addition to interest, our Operating Partnership is required to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility Agreement, or the Unused Fee, at a per annum rate equal to 0.30% if the average daily amount outstanding under the KeyBank Credit Facility is less than 50% of the lenders’ commitments or 0.20% if the average daily amount outstanding under the KeyBank Credit Facility is greater than 50% of the lenders’ commitments, and the Unused Fee is payable quarterly in arrears.

The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the KeyBank Credit Facility Agreement. The amount of credit available under the KeyBank Credit Facility will be a maximum principal amount of the value of the assets that are included in the pool availability. The obligations of our Operating Partnership with respect to the KeyBank Credit Facility agreement are guaranteed by us, including but not limited to, the payment of any outstanding indebtedness under the KeyBank Credit Facility agreement, and all terms, conditions and covenants of the KeyBank Credit Facility agreement, as further discussed below. As of December 31, 2014, we had drawn $37,500,000 under the KeyBank Credit Facility and we had a remaining aggregate pool availability of $14,438,000.

The KeyBank Credit Facility Agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt and limitations on distributions by the properties that are included in the unencumbered pool for the KeyBank Credit Facility in the event of a default. The KeyBank Credit Facility agreement also imposes the following financial covenants: (a) maximum ratio of indebtedness to gross asset value; (b) minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges; (c) minimum tangible net worth; (d) minimum liquidity thresholds; (e) minimum quarterly equity raise; (f) minimum weighted average remaining lease term of properties in the collateral pool; and (g) minimum number of properties in the collateral pool. In addition, the KeyBank Credit Facility Agreement includes events of default that are customary for credit facilities and transactions of this type. We believe we were in compliance with all financial covenant requirements at December 31, 2014.

Financing

We anticipate that our aggregate borrowings, both secured and unsecured, will not exceed 50.0% of the combined cost or market value of our real estate and real estate-related investments following completion of our Offering. For these purposes, the fair market value of each asset is equal to the purchase price paid for the asset or, if the asset was appraised subsequent to the date of purchase, then the fair market value will be equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of December 31, 2014, our borrowings were 42.02% of the fair market value of our real estate and real estate-related investments.

Under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300.0% of our net assets, without the approval of a majority of our independent directors. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles) valued at cost prior to deducting depreciation, amortization, bad debt and other non-cash reserves, less total liabilities. Generally, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. In addition, we may incur mortgage debt and pledge some or all of our properties as security for that debt to obtain funds to acquire additional real properties or for working capital. We may also borrow funds to satisfy the REIT tax qualification requirement that we distribute at least 90.0% of our annual REIT taxable income to our stockholders. Furthermore, we may borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes. As of each of March 24, 2015 and December 31, 2014, our leverage did not exceed 300.0% of the value of our net assets.

Cash Flows

Operating Activities. Net cash flows used in operating activities for the year ended December 31, 2014 was approximately $1,705,000 as compared to $0 for the year ended December 31, 2013. During the year ended December 31, 2014, net cash flows used in operating activities were primarily due to acquisition related costs and general and administrative expenses, partially offset by increased revenues due to our acquisition of six real estate investments.

Investing Activities. Net cash flows used in investing activities for the year ended December 31, 2014 was approximately $92,513,000 as compared to $0 for the year ended December 31, 2013. During the year ended December 31, 2014, cash flows used in investing activities primarily related to the acquisition of six real estate investments in the amount of $89,241,000, real estate escrow deposits of $350,000 and payments of escrow funds of $2,922,000.

Financing Activities. Net cash flows provided by financing activities for the year ended December 31, 2014 was approximately $97,712,000 as compared to $200,000 for the year ended December 31, 2013. During the year ended December 31, 2014, net cash flows provided by financing activities was primarily due to proceeds from the issuance of common stock of approximately $70,034,000, proceeds from noncontrolling interests of $2,000 and proceeds from the KeyBank Credit Facility of approximately $40,393,000, offset by approximately $1,825,000 in payments of deferred financing costs, approximately $2,893,000 in payments on the KeyBank Credit Facility, approximately $160,000 in cash distributions to stockholders and approximately $7,839,000 in offering costs on issuance of common stock.

Distributions

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Code. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and, therefore, distribution payments are not assured. Our Advisor may also defer, suspend and/or waive fees and expense reimbursements if we have not generated sufficient cash flow from our operations and other sources to fund distributions. Additionally, our organizational documents permit us to pay distributions from unlimited amounts of any source, and we may use sources other than operating cash flows to fund distributions, including proceeds from our Offering, which may reduce the amount of capital we ultimately invest in properties or other real estate-related investments.

We have funded distributions with operating cash flows from our properties and offering proceeds raised in our Offering. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows distributions paid during the year ended December 31, 2014 (amounts in thousands):

	Twelve Months Ended December 31, 2014
Distributions paid in cash—common stockholders	$160
Distributions reinvested (shares issued)	270

Total distributions	$430

Source of distributions:
Offering proceeds from issuance of common stock (1)	$160	37%
Offering proceeds from issuance of common stock pursuant to the DRIP (1)	270	63%

Total sources	$430	100%

(1)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.

Total distributions declared but not paid as of December 31, 2014 were approximately $325,000 for common stockholders. These distributions were paid on January 2, 2015.

For the year ended December 31, 2014, we paid distributions of approximately $430,000 to common stockholders, including shares issued pursuant to the DRIP, as compared to FFO (as defined below) and MFFO

(as defined below) for the year ended December 31, 2014 of approximately $(2,109,000) and $(296,000), respectively. The payment of distributions from sources other than FFO or MFFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Commitments and Contingencies

For a discussion of our commitments and contingencies, see Note 14—“Commitments and Contingencies” to the consolidated financial statements that are a part of this prospectus supplement.

Debt Service Requirements

As of December 31, 2014, we had $37.5 million outstanding under the KeyBank Credit Facility. We are required by the terms of certain loan documents to meet certain covenants, such as financial ratios. As of December 31, 2014, we believe we were in compliance with all such covenants on the KeyBank Credit Facility, and we expect to remain in compliance with all such requirements for the next 12 months.

Contractual Obligations

Our contractual obligations as of December 31, 2014 are as follows (amounts in thousands):

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Principal payments—variable rate debt	$—	$37,500	$—	$—	$37,500
Interest payments—variable rate debt	660	2,159	—	—	2,819
Capital expenditures	883	504	105	1,584	3,076

Total	$1,543	$40,163	$105	$1,584	$43,395

Off-Balance Sheet Arrangements

As of December 31, 2014, we had no off-balance sheet arrangements.

Related-Party Transactions and Arrangements

We have entered into agreements with our Advisor and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition fees and expenses, organization and offering expenses, sales commissions, dealer manager fees, asset and property management fees and reimbursement of operating costs. Refer to Note 9—“Related-Party Transactions and Arrangements” to our consolidated financial statements that are a part of this prospectus supplement for a detailed discussion of the various related-party transactions and agreements.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. The purchase of real estate assets and real estate-related investments, and the corresponding expenses associated with that process, is a key operational feature of our business plan in order to generate cash from operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which we believe is an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income (loss) as determined under GAAP.

We define FFO, consistent with NAREIT’s definition, as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and asset impairment write-downs, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnership and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

We, along with the others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income (loss) analysis of property portfolio performance that excludes non-cash items such as depreciation and amortization and asset impairment write-downs, which we believe provides a more complete understanding of our performance to investors and to our management, and when compared year over year, reflects the impact on our operations from trends in occupancy.

Historical accounting convention (in accordance with GAAP) for real estate assets requires companies to report its investment in real estate at its carrying value, which consists of capitalizing the cost of acquisitions, development, construction, improvements and significant replacements, less depreciation and amortization and asset impairment write-downs, if any, which is not necessarily equivalent to the fair market value of its investment in real estate assets.

The historical accounting convention requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, which could be the case if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or as requested or required by lessees for operational purposes in order to maintain the value disclosed. We believe that, since fair value of real estate assets historically rises and falls with market conditions including, but not limited to, inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

In addition, we believe it is appropriate to disregard asset impairment write-downs as it is a non-cash adjustment to recognize losses on prospective sales of real estate assets. Since losses from sales of real estate assets are excluded from FFO, we believe it is appropriate that asset impairment write-downs in advancement of realization of losses should be excluded. Impairment write-downs are based on negative market fluctuations and underlying assessments of general market conditions, which are independent of our operating performance, including, but not limited to, a significant adverse change in the financial condition of our tenants, changes in supply and demand for similar or competing properties, changes in tax, real estate, environmental and zoning law, which can change over time. When indicators of potential impairment suggest that the carrying value of real estate and related assets may not be recoverable, we assess the recoverability by estimating whether we will recover the carrying value of the asset through undiscounted future cash flows and eventual disposition (including, but not limited to, net rental and lease revenues, net proceeds on the sale of property and any other ancillary cash flows at a property or group level under GAAP). If based on this analysis, we do not believe that we will be able to recover the carrying value of the real estate asset, we will record an impairment write-down to the extent that the carrying value exceeds the estimated fair value of the real estate asset. Testing for indicators of impairment is a continuous process and is analyzed on a quarterly basis. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and that we intend to have a relatively limited term of our operations, it could be difficult to recover any impairment charges through the eventual sale of the property. No impairment losses have been recorded to date.

In developing estimates of expected future cash flow, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an asset impairment, the extent of such loss, if any, as well as the carrying value of the real estate asset.

Publicly registered, non-listed REITs, such as ours, typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operations. While other start up entities may also experience significant acquisition activity during their initial years, we believe that publicly registered, non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases. We will use the proceeds raised in our offering to acquire real estate assets and real estate-related investments, and we intend to begin the process of achieving a liquidity event (i.e., listing of our shares of common stock on a national securities exchange, a merger or sale, the sale of all or substantially all of our assets, or another similar transaction) within five years after the completion of our offering stage, which is generally comparable to other publicly registered, non-listed REITs. Thus, we do not intend to continuously purchase real estate assets and intend to have a limited life. Due to these factors and other unique features of publicly registered, non-listed REITS, the Investment Program Association, or the IPA, an industry trade group, has standardized a measure known as modified funds from operations, or MFFO, which we believe to be another appropriate supplemental measure to reflect the operating performance of a publicly registered, non-listed REIT. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income (loss) as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s definition: FFO further adjusted for the following items included in the determination of GAAP net income (loss); acquisition fees and expenses; amounts related to straight-line rental income and amortization of above and below intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, adjustments related to contingent purchase price obligations where such adjustments have been included in the derivation of GAAP net income, and after adjustments for a consolidated and unconsolidated partnership and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline, described above. In calculating MFFO, we exclude paid and accrued acquisition fees and expenses that are reported in our consolidated statements of comprehensive income (loss), amortization of above and below-market leases, amounts related to straight-line rents (which are adjusted in order to reflect such payments from a GAAP accrual basis to closer to an expected to be received cash basis of disclosing the rent and lease payments); and the adjustments of such items related to noncontrolling interests in our Operating Partnership. The other adjustments included in the IPA’s guidelines are not applicable to us.

Since MFFO excludes acquisition fees and expenses, it should not be construed as a historic performance measure. Acquisition fees and expenses are paid in cash by us, and we have not set aside or put into escrow any specific amount of proceeds from our offerings to be used to fund acquisition fees and expenses. Acquisition fees and expenses include payments to our Advisor or its affiliates and third parties. Such fees and expenses will not be reimbursed by our Advisor or its affiliates and third parties, and therefore if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operational earnings or cash flows, net proceeds from the sale of properties, or from ancillary cash flows. As a result, the amount of proceeds available for investment and operations would be reduced, or we may incur additional interest expense as a result of borrowed funds.

Nevertheless, our Advisor or its affiliates will not accrue any claim on our assets if acquisition fees and expenses are not paid from the proceeds of our offerings. Under GAAP, acquisition fees and expenses related to the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of comprehensive income (loss) and acquisition fees and expenses associated with transactions determined to be an asset purchase are capitalized.

All paid and accrued acquisition fees and expenses have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the real estate asset, these fees and expenses and other costs related to such property. In addition, MFFO may not be an indicator of our operating performance, especially during periods in which properties are being acquired.

In addition, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income (loss) in determining cash flows from operations in accordance with GAAP.

We use MFFO and the adjustments used to calculate it in order to evaluate our performance against other publicly registered, non-listed REITs, which intend to have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to publicly registered, non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence the use of such measures may be useful to investors. For example, acquisition fees and expenses are intended to be funded from the proceeds of our offering and other financing sources and not from operations. By excluding acquisition fees and expenses, the use of MFFO provides information consistent with management’s analysis of the operating performance of its real estate assets. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such charges that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) as an indication of our performance, as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is stated value and there is no asset value determination during the offering stage for a period thereafter. MFFO may be useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value since impairment write-downs are taken into account in determining net asset value but not in determining MFFO.

FFO and MFFO, as described above, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income (loss) or in its applicability in evaluating our operational performance. The method used to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operation performance and considered more prominently than the non-GAAP FFO and measures and the adjustments to GAAP in calculating FFO and MFFO. MFFO has not been scrutinized to the level of other similar non-GAAP performance measures by the SEC or any other regulatory body.

The following is a reconciliation of net income/(loss) attributable to controlling interests, which is the most directly comparable GAAP financial measure, to FFO and MFFO for the years ended December 31, 2014 and 2013 (amounts in thousands, except share data and per share amounts):

	Twelve Months Ended December 31,
	2014	2013
Net loss attributable to common stockholders	$(2,294)	$—
Adjustments:
Depreciation and amortization—real estate	185	—

FFO	$(2,109)	$—

Adjustments:
Acquisition related expenses (1)	$1,820	$—
Amortization of above and below-market leases (2)	6
Straight-line rents (3)	(13)	—

MFFO	$(296)	$—

Weighted average Class A common shares outstanding—basic and diluted	1,233,715	—

Net loss per Class A common share—basic and diluted	$(1.86)	$—

FFO per Class A common share—basic and diluted	$(1.71)	$—

(1)	In evaluating investments in real estate assets, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-listed REITs that have completed their acquisitions activities and have other similar operating characteristics. By excluding expensed acquisition related expenses, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments in cash to our Advisor and third parties. Acquisition fees and expenses incurred in a business combination, under GAAP, are considered operating expenses and as expenses are included in the determination of net income (loss), which is a performance measure under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.
(2)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.
(3)	Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays if applicable). This may result in income recognition that is significantly different than the underlying contract terms. By adjusting for the change in deferred rent receivables, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

The following is a reconciliation of net loss attributable to the Company, which is the most directly comparable GAAP financial measure to FFO and MFFO for the following quarterly periods (amounts in thousands, except share data and per share amounts):

	Quarter Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Net loss attributable to common stockholders	$(1,757)	$(482)	$(55)	$—
Adjustments:
Depreciation and amortization—real estate	151	34	—	—

FFO	$(1,606)	$(448)	$(55)	$—

Adjustments:
Acquisition related expenses (1)	$1,515	$269	$36	$—
Amortization of above and below-market leases (2)	6	—	—	—
Straight-line rents (3)	(13)	—	—	—

MFFO	$(98)	$(179)	$(19)	$—

Weighted average Class A common shares outstanding—basic and diluted	4,183,857	671,425	20,000	—

Net loss per Class A common share—basic and diluted	$(0.42)	$(0.72)	$(2.75)	$—

FFO per Class A common share—basic and diluted	$(0.38)	$(0.67)	$(2.75)	$—

(1)	In evaluating investments in real estate assets, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for publicly registered, non-listed REITs that have completed their acquisitions activities and have other similar operating characteristics. By excluding expensed acquisition related expenses, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments in cash to our Advisor and third parties. Acquisition fees and expenses incurred in a business combination, under GAAP, are considered operating expenses and as expenses are included in the determination of net income (loss), which is a performance measure under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.
(2)	Under GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and are amortized, similar to depreciation and amortization of real estate-related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, management believes that by excluding charges related to amortization of these intangibles, MFFO provides useful supplemental information on the performance of the real estate.
(3)	Under GAAP, rental revenue is recognized on a straight-line basis over the terms of the related lease (including rent holidays if applicable). This may result in income recognition that is significantly different than the underlying contract terms. By adjusting for the change in deferred rent receivables, MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the expected contractual cash flows of such lease terms, and aligns with our analysis of operating performance.

Subsequent Events

For a discussion of subsequent events, see Note 16—“Subsequent Events” to the consolidated financial statements that are a part of this prospectus supplement.

Impact of Recent Accounting Pronouncements

Refer to Note 2—“Summary of Significant Accounting Policies” to the consolidated financial statements that are a part of this prospectus supplement for further explanation.

The following financial pages should be read in conjunction with the financial pages beginning on page F-1 of the prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF CARTER VALIDUS MISSION CRITICAL REIT II, INC.

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-3
Consolidated Statements of Operations for the Year Ended December 31, 2014 and for the period January 11, 2013 (Date of Inception) to December 31, 2013	F-4
Consolidated Statements of Stockholders’ Equity for the Year Ended December 31, 2014 and for the period January 11, 2013 (Date of Inception) to December 31, 2013	F-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2014 and for the period January 11, 2013 (Date of Inception) to December 31, 2013	F-6
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedules
Schedule III—Real Estate Assets and Accumulated Depreciation	S-1

Report of Independent Registered Public Accounting Firm

The Board of Directors

Carter Validus Mission Critical REIT II, Inc.:

We have audited the accompanying consolidated balance sheets of Carter Validus Mission Critical REIT II, Inc. and subsidiaries as of December 31, 2014 and December 31, 2013, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2014 and for the period from January 11, 2013 (Date of Inception) to December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carter Validus Mission Critical REIT II, Inc. and subsidiaries as of December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for the year ended December 31, 2014 and for the period from January 11, 2013 (Date of Inception) to December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Tampa, Florida

March 26, 2015

Certified Public Accountants

PART 1. FINANCIAL STATEMENTS

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,
	2014	2013
ASSETS
Real estate:
Land	$14,515	$—
Buildings and improvements, less accumulated depreciation of $133 and $0, respectively	68,100	—
Acquired intangible assets, less accumulated amortization of $58 and $0, respectively	6,442	—

Total real estate, net	89,057	—
Cash and cash equivalents	3,694	200
Other assets	5,115	—

Total assets	$97,866	$200

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Credit facility	$37,500	$—
Accounts payable due to affiliates	2,626	—
Accounts payable and other liabilities	635	—

Total liabilities	40,761	—
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 100,000,000 and 50,000,000 shares authorized; none outstanding, respectively	—	—
Class A common stock, $0.01 par value per share, 250,000,000 and 300,000,000 shares authorized; 7,110,501 and 20,000 shares outstanding, respectively	71	—
Class T common stock, $0.01 par value per share, 250,000,000 and 0 shares authorized; none outstanding	—	—
Additional paid-in capital	60,081	200
Accumulated deficit	(3,049)	—

Total stockholders’ equity	57,103	200
Noncontrolling interests	2	—

Total equity	57,105	200

Total liabilities and stockholders’ equity	$97,866	$200

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data and per share amounts)

	For the Year Ended December 31, 2014	For the period January 11, 2013 (Date of Inception) to December 31, 2013
Revenue:
Rental revenue	$296	$—
Tenant reimbursement revenue	41	—

Total revenue	337	—

Expenses:
Rental expenses	51	—
General and administrative expenses	351	—
Acquisition related expenses	1,820	—
Asset management fees	72	—
Depreciation and amortization	185	—

Total expenses	2,479	—

Loss from operations	(2,142)	—
Interest expense	152	—

Net loss attributable to common stockholders	$(2,294)	$—

Weighted average number of common shares outstanding:
Class A basic and diluted	1,233,715	—

Net loss per common share attributable to common stockholders:
Class A basic and diluted	$(1.86)	$—

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except for share data)

	Common Stock
	Class A		Additional Paid in Capital		Total Stockholders’ Equity
	No. of Shares	Par Value		Accumulated Deficit		Noncontrolling Interests	Total Equity
Balance, January 11, 2013 (Date of Inception)	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	20,000	—	200	—	200	—	200

Balance, December 31, 2013	20,000	$—	$200	$—	$200	$—	$200

Issuance of common stock	7,062,137	71	69,963	—	70,034	—	70,034
Issuance of common stock under the distribution reinvestment plan	28,364	—	270	—	270	—	270
Contributions from noncontrolling interests	—	—	—	—	—	2	2
Commissions on sale of common stock and related dealer manager fees	—	—	(6,476)	—	(6,476)	—	(6,476)
Other offering costs	—	—	(3,887)	—	(3,887)	—	(3,887)
Stock-based compensation	—	—	11	—	11	—	11
Distributions declared to common stockholders	—	—	—	(755)	(755)	—	(755)
Net loss	—	—	—	(2,294)	(2,294)	—	(2,294)

Balance, December 31, 2014	7,110,501	$71	$60,081	$(3,049)	$57,103	$2	$57,105

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31, 2014	For the period January 11, 2013 (Date of Inception) Through December 31, 2013
Cash flows from operating activities:
Net loss	$(2,294)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	185	—
Amortization of deferred financing costs	83	—
Amortization of above-market leases	6	—
Straight-line rent	(13)	—
Stock-based compensation	11	—
Changes in operating assets and liabilities:
Accounts payable and other liabilities	303	—
Accounts payable due to affiliates	102	—
Other assets	(88)	—

Net cash used in operating activities	(1,705)	—

Cash flows from investing activities:
Investment in real estate	(89,241)	—
Real estate deposits	(350)	—
Payments to escrow funds	(2,922)	—

Net cash used in investing activities	(92,513)	—

Cash flows from financing activities:
Proceeds from credit facility	40,393	—
Payments on credit facility	(2,893)	—
Payments of deferred financing costs	(1,825)	—
Offering costs on issuance of common stock	(7,839)	—
Distributions to stockholders	(160)	—
Proceeds from issuance of common stock	70,034	200
Contributions from noncontrolling interests in Operating Partnership	2	—

Net cash provided by financing activities	97,712	200

Net change in cash and cash equivalents	3,494	200
Cash and cash equivalents—Beginning of period	200	—

Cash and cash equivalents—End of period	$3,694	$200

Supplemental disclosure of non-cash transactions:
Common stock issued through distribution reinvestment plan	$270	$—
Supplemental cash flow disclosure:
Interest paid	$23	$—

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Note 1—Organization and Business Operations

Carter Validus Mission Critical REIT II, Inc., or the Company, is a Maryland corporation that was formed on January 11, 2013, that believes it currently qualifies, and intends to elect to be taxed, as a real estate investment trust, or a REIT, under the Internal Revenue Code of 1986, as amended, or the Code, for federal income tax purposes commencing with its taxable year ended December 31, 2014. For the period from January 11, 2013 through December 31, 2013, the Company had not begun principal operations. Substantially all of the Company’s business is conducted through Carter Validus Operating Partnership II, LP, a Delaware limited partnership, or the Operating Partnership, formed on January 10, 2013. The Company is the sole general partner of the Operating Partnership and Carter Validus Advisors II, LLC, or the Advisor, is the initial limited partner of the Operating Partnership. As of December 31, 2014, the Company owned a 99.997% interest in the Operating Partnership and the Advisor owned a 0.003% interest in the Operating Partnership. On January 31, 2013, the Company issued 20,000 shares of common stock in a private placement to Carter Validus REIT Management Company II, LLC, a Florida limited liability company, or the Sponsor, at a purchase price of $10.00 per share, for an aggregate purchase price of $200,000. Subsequently, the shares were reclassified as Class A shares of common stock. The Company contributed the proceeds from that sale to the Operating Partnership for 20,000 general partnership units of the Operating Partnership. As of December 31, 2014, the Company owned six real estate investments in five metropolitan statistical areas, or MSAs.

The Company is offering for sale a maximum of $2,350,000,000 in shares of common stock, consisting of up to $2,250,000,000 of shares in its primary offering and up to $100,000,000 of shares of common stock to be made available pursuant to the Company’s distribution reinvestment plan, or the DRIP, on a “best efforts” basis pursuant to a registration statement on Form S-11 filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended, or the Offering (SEC File Number: 333-191706, effective May 29, 2014). The Company is offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum primary offering amount. The initial offering price for the shares in the primary offering is $10.00 per Class A share and $9.574 per Class T share.

Pursuant to the escrow agreement by and among the Company, SC Distributors, LLC, or SC Distributors, the Dealer Manager of the Offering, and UMB Bank, N.A., as escrow agent, the Company was required to deposit all subscription proceeds in escrow until the Company received subscriptions aggregating $2,000,000, excluding subscriptions from affiliates and from residents of Pennsylvania and Washington. The Company satisfied these conditions on July 3, 2014. As of December 31, 2014, the Company had accepted investors’ subscriptions for and issued approximately 7,091,000 shares of Class A common stock (including shares of common stock issued pursuant to the DRIP) in the Offering, resulting in receipt of gross proceeds of approximately $70,304,000, before selling commissions and dealer manager fees of approximately $6,476,000 and other offering costs of approximately $3,887,000. In addition, the Company has special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which were satisfied on February 19, 2015 and Washington, the conditions of which were satisfied on September 8, 2014. As of December 31, 2014, the Company had approximately $2,279,696,000 in Class A shares and Class T shares of common stock remaining in the Offering.

Substantially all of the Company’s business is managed by the Advisor. Carter Validus Real Estate Management Services II, LLC, or the Property Manager, an affiliate of the Advisor, serves as the Company’s property manager. SC Distributors serves as the dealer manager of the Offering. On August 29, 2014, Validus/Strategic Capital Partners (now Strategic Capital Management Holdings, LLC), the indirect parent of the Dealer Manager, was acquired by RCS. There has been no impact to the operations of the Company as a result of this transaction. The Dealer Manager has received and will continue to receive fees for services related to the

Offering. The Advisor and the Property Manager received, and will continue to receive, fees for services related to the acquisition and operational stages. The Advisor also will receive fees during the liquidation stage.

The Company was formed to invest primarily in quality income-producing commercial real estate, with a focus on data centers and healthcare properties, preferably with long-term net leases to investment grade and other creditworthy tenants, as well as to make other real estate investments that relate to such property types. Other real estate investments may include equity or debt interests, including securities, in other real estate entities. The Company also may originate or invest in real estate-related debt. The Company expects real estate-related debt originations and investments to be focused on first mortgage loans, but also may include real estate-related bridge loans, mezzanine loans and securitized debt.

Except as the context otherwise requires, “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT II, Inc., the Operating Partnership and all wholly-owned subsidiaries.

Note 2—Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. Such consolidated financial statements and the accompanying notes thereto are the representations of the Company’s management. These accounting policies conform to accounting principles generally accepted in the United States of America, or GAAP, in all material respects, and have been consistently applied in preparing the consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership, and all wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements and accompanying notes in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are made and evaluated on an on going basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

Investment in Real Estate

Real estate costs related to the acquisition, development, construction and improvement of properties are capitalized. Repair and maintenance costs are expensed as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset in determining the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class as follows:

Buildings and improvements	15 – 40 years
Tenant improvements	Shorter of lease term or expected useful life
Furniture, fixtures, and equipment	3 – 10 years

Allocation of Purchase Price of Real Estate

Upon the acquisition of real properties, the Company evaluates whether the acquisition is a business combination or an asset acquisition. The Company determined that properties acquired with an existing lease in place are accounted as a business combination and properties acquired without an existing lease in place are accounted as an asset acquisition.

Business Combinations

Upon the acquisition of real properties determined to be business combinations, the Company allocates the purchase price of properties to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and buildings and improvements based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any fixed rate bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values related to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct lease origination costs are included in real estate assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are included in real estate assets in the accompanying consolidated balance sheets and amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Asset Acquisitions

Upon the acquisition of real estate properties determined to be asset acquisitions, the Company allocates the purchase price of such properties to acquired tangible assets, consisting of land and buildings and improvements, based in each case on initial cost of the asset acquired.

Acquisition Fees and Expenses

Acquisition fees and expenses in connection with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of operations. Acquisition fees and expenses associated with transactions determined to be an asset purchase are capitalized.

Impairment of Long Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment loss has been recorded to date.

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the carrying value of the real estate and related assets.

Real Estate Escrow Deposits

Real estate escrow deposits include funds held by escrow agents and others to be applied towards the purchase of real estate, which are included in other assets in the accompanying consolidated balance sheets.

Fair Value

Accounting Standards Codification, or ASC, 820, Fair Value Measurements and Disclosures, or ASC 820, defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company used to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, tenant receivables, real estate escrow deposits, prepaid assets, accounts payable and other liabilities—The Company considered the carrying values of these financial instruments, assets and liabilities to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Credit facility—The carrying value of the variable rate KeyBank Credit Facility (as defined below) approximates fair value because its interest rate is adjustable.

Real Estate-Related Notes Receivables

The Company may invest in real estate-related notes receivables that represent loans that the Company intends to hold to maturity. They will be classified as real estate-related notes receivables. Accordingly, these notes will be recorded at cost, net of unamortized loan origination costs and fees, loan purchase discounts, and allowance for losses when a loan is determined to be impaired. Premiums, discounts, and net origination fees will be amortized or accreted as an adjustment to interest income using the effective interest method over the life of the loan.

The Company will evaluate the collectability of both interest and principal on each real estate-related note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators such as underlying collateral and payment history. A real estate-related note receivable will be considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. If a real estate-related note receivable is considered to be impaired, the amount of loss will be calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the real estate-related note receivable’s effective interest rate or to the value of the underlying collateral if the real estate-related note receivable is collateral dependent.

Noncontrolling Interest in Operating Partnership

The Company is the sole general partner of the Operating Partnership and the Advisor is the initial limited partner of the Operating Partnership. The Company owns a 99.997% interest in the Operating Partnership and the Advisor owns a 0.003% interest in the Operating Partnership. The Company consolidates the Operating Partnership and reports unaffiliated partners’ interests in the Operating Partnership as noncontrolling interests. Noncontrolling interests are reported within the equity section of the consolidated financial statements, and amounts attributable to controlling and noncontrolling interests are reported separately in the accompanying consolidated statements of operations and accompanying consolidated statement of stockholders’ equity.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

The Company recognizes revenue in accordance with Accounting Standards Codification, or ASC, 605, Revenue Recognition, or ASC 605. ASC 605 requires that all four of the following basic criteria be met before revenue is realized or realizable and earned: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

Rental Revenue

In accordance with ASC 840, Leases, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged to deferred rent receivable or deferred rent liability, as applicable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC Subtopic 605-45, Revenue Recognition—Principal Agent Consideration, or ASC 605-45. ASC 605-45 requires that these reimbursements be recorded on a gross basis when the Company is the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and has credit risk.

Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. An allowance will be maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. The Company also maintains an allowance for deferred rent receivables arising from the straight-lining of rents. The Company’s determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. As of December 31, 2014, the Company did not have an allowance for uncollectible tenant receivables.

Stock-based Compensation

The Company accounts for stock-based compensation based upon the estimated fair value of the share awards. Accounting for stock-based compensation requires the fair value of the awards to be amortized as compensation expense over the period for which the services relate and requires any dividend equivalents earned to be treated as dividends for financial reporting purposes.

Earnings Per Share

The Company calculates basic earnings per share by dividing net income (loss) for the period by the weighted average shares of its common stock outstanding for that period. Diluted earnings per share are computed based on the weighted average number of shares outstanding and all potentially dilutive securities. Shares of non-vested restricted common stock give rise to potentially dilutive shares of common stock. For the year ended December 31, 2014, there were 9,000 shares of non-vested shares of restricted common stock outstanding, but such shares were excluded from the computation of diluted earnings per share because such shares were anti-dilutive during these periods.

Restricted Cash Held in Escrow

Restricted cash held in escrow includes cash held in escrow accounts for capital improvements for certain properties. Contributions and receipts of escrowed funds have been classified as investing activities in the consolidated statements of cash flows. Restricted cash held in escrow is reported in other assets in the accompanying consolidated balance sheets. See Note 5—“Other Assets.”

Deferred Financing Costs

Deferred financing costs are loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. Deferred financing costs are reported in other assets in the accompanying consolidated balance sheets. See Note 5—“Other Assets.”

Reportable Segments

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. As of December 31, 2014, 100% of the Company’s consolidated revenues were generated from real estate investments in healthcare properties. The Company’s chief operating decision maker evaluates operating performance of healthcare properties on an overall portfolio wide level; therefore, the Company reports one reportable segment.

Comprehensive Loss

For the year ended December 31, 2014 and for the period January 11, 2013 (Date of Inception) to December 31, 2013, comprehensive loss equaled net loss attributable to common stockholders; therefore, a separate statement of comprehensive loss is not included in the accompanying consolidated financial statements.

Concentration of Credit Risk and Significant Leases

As of December 31, 2014, the Company had cash on deposit in two financial institutions which had deposits in excess of current federally insured levels totaling approximately $5,338,000. The Company limits its cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss or lack of access to cash in its accounts. Concentration of credit risk with respect to accounts receivable from tenants is limited.

As of December 31, 2014, the Company owned real estate investments in five MSAs, three of which accounted for 10.0% or more of rental revenue. The property located in the Houston-The Woodlands-Sugarland, Texas MSA accounted for 54.5% of rental revenue for the year ended December 31, 2014, the property located in the Cincinnati, Ohio-Kentucky-Indiana MSA accounted for 19.0% of rental revenue for the year ended December 31, 2014 and the property located in the Boston-Cambridge-Newton, Massachusetts-New Hampshire MSA accounted for 16.5% of rental revenue for the year ended December 31, 2014.

As of December 31, 2014, the Company had three tenants that accounted for 10.0% or more of rental revenue. The lease with Cy Fair Surgery Center, Ltd. accounted for 54.5% of rental revenue for the year ended December 31, 2014, the lease with Mercy Health Physicians Cincinnati, LLC accounted for 19.0% of rental revenue for the year ended December 31, 2014 and the lease with New England Sinai Hospital, A Steward Family Hospital, Inc. accounted for 16.5% of rental revenue for the year ended December 31, 2014.

Stockholders’ Equity

The Company’s charter authorizes the issuance of up to 600,000,000 shares of stock, consisting of 250,000,000 shares of Class A common stock and 250,000,000 shares of Class T common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. The company intends to issue up to $2,250,000,000 in Class A and Class T shares of common stock in its primary offering, and up to $100,000,000 in Class A and Class T shares of common stock pursuant to the DRIP at 95% of the purchase price per share. Other than the different fees with respect to each class and the payment of a distribution fee out of cash otherwise distributable to Class T stockholders, Class A shares and Class T shares have identical rights and privileges, such as identical voting rights. The net proceeds from the sale of the two classes of shares will be commingled for investment purposes and all earnings from all of the investments will proportionally accrue to each share regardless of the class.

The shares of common stock entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive distributions as may be authorized by the Company’s board of directors, to receive all assets available for distribution to stockholders in accordance with the Maryland General Corporation Law and to all other rights of a stockholder pursuant to the Maryland General Corporation Law. The common stock has no preferences, preemptive, conversion, exchange, sinking fund or redemption rights.

The charter authorizes the Company’s board of directors, without stockholder approval, to designate and issue one or more classes or series of preferred stock and to set or change the voting, conversion or other rights, preferences, restrictions, limitations as to dividends or other distributions and qualification or terms or conditions of redemption of each class of stock so issued.

Distribution Policy and Distributions Payable

The Company intends to elect to be taxed and qualify as a REIT and to operate as a REIT beginning with its taxable year ended December 31, 2014. To qualify and maintain its qualification as a REIT, the Company intends to make distributions each taxable year equal to at least 90% of its REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). On July 16, 2014, the board of directors of the Company approved and authorized a daily distribution to the Company’s stockholders of record as of the close of business on each day of the period commencing on the closing date of the first property acquisition and ended on August 31, 2014. On July 31, 2014, the Company acquired the Cy Fair Surgical Center, its first property acquisition. Therefore, the previously declared distributions began on July 31, 2014, and were calculated based on 365 days in the calendar year. The distributions were equal to an annualized rate of 6.4% per share of Class A and Class T common stock. Distributions are aggregated and paid in cash monthly in arrears.

On each of August 1, 2014 and November 6, 2014, the board of directors of the Company approved and authorized a daily distribution to the Company’s stockholders of record as of the close of business on each day of the period commencing on September 1, 2014 and ended on February 28, 2015. The distributions are calculated based on 365 days in the calendar year and equal to an annualized rate of 6.4% per share of Class A and Class T common stock. Distributions are aggregated and paid in cash monthly in arrears.

As of December 31, 2014, the Company paid aggregate distributions, since inception, of approximately $430,000 ($160,000 in cash and $270,000 of which were reinvested in shares of common stock pursuant to the DRIP). Distributions are payable to stockholders from legally available funds therefor. The Company’s distributions declared per Class A common share was $0.61 for the year ended December 31, 2014. As of December 31, 2014, the Company had distributions payable of approximately $325,000. Of these distributions payable, approximately $130,000 was paid in cash and approximately $195,000 was reinvested in shares of common stock pursuant to the DRIP on January 2, 2015.

Distributions to stockholders are determined by the board of directors of the Company and are dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain the Company’s status as a REIT under the Code.

Income Taxes

The Company believes it currently qualifies, and intends to elect to be taxed, as a REIT commencing with its taxable year ending December 31, 2014. Accordingly, it will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to stockholders, and provided it satisfies, on a continuing basis, through actual investment and operating results, the REIT requirements, including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it lost its REIT qualification, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Accordingly, failure to qualify as a REIT could have a material adverse impact on the results of operations and amounts available for distributions to stockholders.

The dividends paid deduction of a REIT for qualifying dividends paid to its stockholders is computed using the Company’s taxable income as opposed to net income reported in the consolidated financial statements. Taxable income, generally, will differ from net income reported in the consolidated financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

The Company has concluded that there was no impact related to uncertain tax provisions from results of operations of the Company for the year ended December 31, 2014. The United States of America is the major jurisdiction for the Company, and the earliest tax year subject to examination will be 2013.

Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, or ASU 2014-08. ASU 2014-08 changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the company’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. Additionally, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The adoption of ASU 2014-08 is effective prospectively for reporting periods beginning on or after December 15, 2014. The Company does not expect the adoption of ASU 2014-08 to have a material effect on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. The objective of ASU 2014-09 is to clarify the principles for recognizing revenue and to develop a common revenue standard for GAAP. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of ASU 2014-09 is effective retrospectively for reporting periods beginning after December 15, 2016. Early adoption of ASU 2014-09 is not permitted. The Company is in the process of evaluating the impact ASU 2014-09 will have on the Company’s consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About An Entity’s Ability to Continue As a Going Concern, or ASU 2014-15, which describes how an entity should assess its ability to meet obligations and sets rules for how this information should be disclosed in the consolidated financial statements. The adoption of ASU 2014-15 is effective for reporting periods ending after December 15, 2016, early adoption is permitted. The Company is in the process of evaluating the impact ASU 2014-15 will have on the Company’s consolidated financial statements.

On January 9, 2015, the FASB issued ASU 2015-01, Income Statement-Extraordinary and Unusual Items, or ASU 2015-01, to simplify income statement classification by removing the concept of extraordinary items from GAAP. As a result, items that are both unusual and infrequent will no longer be separately reported net of tax after continuing operations. The standard is effective for periods beginning after December 15, 2015. The Company does not expect the adoption of ASU 2015-01 to have a material effect on the Company’s consolidated financial statements.

Note 3—Real Estate Investments

The Company reimburses the Advisor or its affiliates for acquisition expenses related to selecting, evaluating, acquiring and investing in properties. The reimbursement of acquisition expenses, acquisition fees and real estate commissions and other fees paid to unaffiliated parties will not exceed, in the aggregate, 6.0% of the contract purchase price or total development costs of a certain acquisition, unless fees in excess of such limits are approved by a majority of the Company’s independent directors. For the year ended December 31, 2014, acquisition fees and acquisition related costs totaled $2,340,000, which did not exceed 6.0% of the contract purchase price of the Company’s acquisitions during such period.

Acquisition fees and expenses in connection with the acquisition of properties determined to be business combinations are expensed as incurred, including investment transactions that are no longer under consideration, and are included in acquisition related expenses in the accompanying consolidated statements of operations. Acquisition fees and expenses associated with transactions determined to be an asset purchase are capitalized. The Company expensed acquisition fees and expenses for the year ended December 31, 2014 of approximately $1,820,000 related to business combinations. The Company capitalized acquisition fees and expenses for the year ended December 31, 2014 of approximately $643,000 related to asset acquisitions.

2014 Real Estate Investments

During the year ended December 31, 2014, the Company completed six real estate acquisitions, of which five of the real estate acquisitions were determined to be business combinations in the amount of $65,201,000 and one of the real estate acquisitions was determined to be an asset acquisition in the amount of $24,040,000, for an aggregate purchase price of $89,241,000. The Company funded the purchases of the acquisitions using net proceeds from the Offering and the KeyBank Credit Facility (as defined below).

Note 4—Acquired Intangible Assets, Net

Acquired intangible assets, net, which are included in real estate in the accompanying consolidated balance sheets, consisted of the following as of December 31, 2014 (amounts in thousands, except weighted average life amounts):

Amount
In-place leases, net of accumulated amortization of $52 (with a weighted average remaining life of 14.6 years)	$6,194
Above-market leases, net of accumulated amortization of $6 (with a weighted average remaining life of 9.4 years)	248

$6,442

The aggregate weighted average remaining life of the acquired intangible assets was 14.4 years as of December 31, 2014.

Amortization expense for in-place leases for the year ended December 31, 2014 was $52,000. Amortization of the above-market leases for the year ended December 31, 2014 was $6,000.

Estimated amortization expense on the acquired intangible assets as of December 31, 2014 and for each of the next five years ending December 31 and thereafter, are as follows (amounts in thousands):

Year	Amount
2015	$490
2016	490
2017	490
2018	490
2019	480
Thereafter	4,002

$6,442

Note 5—Other Assets

Other assets consisted of the following as of December 31, 2014 (amounts in thousands):

Amount
Deferred financing costs, net of accumulated amortization of $83	$1,742
Real estate escrow deposits	350
Restricted cash held in escrow	2,922
Tenant receivable	71
Prepaid assets	30

$5,115

Amortization of deferred financing costs for the year ended December 31, 2014 was $83,000, which was recorded as interest expense in the accompanying consolidated statements of operations.

Note 6—Future Minimum Rent

The Company’s real estate assets are leased to tenants under operating leases with varying terms. The leases frequently have provisions to extend the lease agreement. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of December 31, 2014, the weighted average remaining lease term was 14.5 years.

The future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases as of December 31, 2014 and for each of the next five years ending December 31 and thereafter, are as follows (amounts thousands):

Year	Amount
2015	$6,546
2016	6,672
2017	6,800
2018	6,931
2019	7,043
Thereafter	78,915

$112,907

Note 7—Credit Facility

On July 31, 2014, the Operating Partnership entered into a credit agreement with KeyBank National Association, or KeyBank, to obtain a secured revolving credit facility in an aggregate maximum principal amount of $35,000,000, (as amended, the KeyBank Credit Facility). On December 17, 2014, the Operating Partnership amended the Company’s KeyBank Credit Facility to an aggregate maximum principal amount of $180,000,000. The KeyBank Credit Facility is evidenced by a promissory note in the principal amount of $180,000,000, a credit agreement, a guaranty agreement, a contribution agreement, and a hazardous materials indemnity agreement, or collectively, the KeyBank Credit Facility Agreement. The proceeds of loans made under the KeyBank Credit Facility may be used to finance the acquisitions of real estate investments, for tenant improvements and leasing commissions with respect to real estate, for repayment of indebtedness, for capital expenditures with respect to real estate, and for general corporate and working capital purposes. The KeyBank Credit Facility matures on December 17, 2017 and may be extended by one 12-month period subject to the satisfaction of certain conditions, including payment of an extension fee. The KeyBank Credit Facility can be increased to $400,000,000, subject to certain conditions.

In connection with the amendment, the annual interest rate payable under the KeyBank Credit Facility was decreased to, at the Operating Partnerships option, either: (a) the London Interbank Offered Rate, plus an applicable margin ranging from 1.75% to 2.75% (the margin was previously set at a range from 2.00% to 3.25%), which is determined based on the overall leverage of the Operating Partnership or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 0.75% to 1.75% (the margin was previously set at a range from 1.00% to 2.25%), which is determined based on the overall leverage of the Operating Partnership. In addition to interest, the Operating Partnership is required to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility Agreement at a per annum rate equal to 0.30% if the average daily amount outstanding under the KeyBank Credit Facility is less than 50% of the lenders’ commitments or 0.20% if the average daily amount outstanding under the KeyBank Credit Facility is greater than 50% of the lenders’ commitments, and the unused fee is payable quarterly in arrears.

The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value and debt service coverage ratios contained in the KeyBank Credit Facility Agreement. The amount of credit available under the KeyBank Credit Facility will be a maximum principal amount of the value of the assets that are included in the pool availability. The obligations of the Operating Partnership with respect to the KeyBank Credit Facility Agreement are guaranteed by the Company, including but not limited to, the payment of any outstanding indebtedness under the KeyBank Credit Facility Agreement and all terms, conditions and covenants of the KeyBank Credit Facility Agreement, as further discussed below.

The KeyBank Credit Facility Agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt by the Operating Partnership and its subsidiaries that own properties that serve as collateral for the KeyBank Credit Facility, limitations on the nature of the Operating Partnership’s business, and limitations on distributions by the Company, the Operating Partnership and its subsidiaries. The KeyBank Credit Facility Agreement imposes the following financial covenants, which are specifically defined in the KeyBank Credit Facility Agreement, on the Operating Partnership: (a) maximum ratio of indebtedness to gross asset value; (b) minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization to consolidated fixed charges; (c) minimum tangible net worth; (d) minimum liquidity thresholds; (e) minimum quarterly equity raise; (f) minimum weighted average remaining lease term of properties in the collateral pool; and (g) minimum number of properties in the collateral pool.

As of December 31, 2014, the Company had an outstanding balance of $37,500,000 under the KeyBank Credit Facility and had a remaining aggregate pool availability of $14,438,000.

Note 8—Stock-based Compensation

On May 6, 2014, the Company adopted the Carter Validus Mission Critical REIT II, Inc. 2014 Restricted Share Plan, or the Incentive Plan, pursuant to which the Company has the power and authority to grant restricted or deferred stock awards to persons eligible under the Incentive Plan. The Company authorized and reserved 300,000 shares of our Class A shares for issuance under the Incentive Plan, subject to certain adjustments. Subject to certain limited exceptions, restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of and is subject to forfeiture within the vesting period. Restricted stock awards generally vest ratably over four years. The Company uses the straight-line method to recognize expenses for service awards with graded vesting. Restricted stock awards are entitled to receive dividends during the vesting period. In addition to the ratable amortization of fair value over the vesting period, dividends paid on unvested shares of restricted stock which are not expected to vest are charged to compensation expense in the period paid.

On July 11, 2014, the Company granted 3,000 restricted shares of Class A common stock to each of its independent directors, which were awarded in connection with their appointment to the Company’s board of directors. The fair value of each share of restricted common stock was estimated at the date of grant at $10.00 per share, the per share price of Class A shares sold in the Offering. The restricted stock awards vest over a period of four years. The awards are amortized using the straight-line method over four years.

As of December 31, 2014, there was $79,000 of total unrecognized compensation expense related to nonvested shares of the Company’s restricted Class A common stock. This expense is expected to be recognized over a remaining weighted average period of 3.53 years. This expected expense does not include the impact of any future stock-based compensation awards.

As of December 31, 2014, the fair value of the nonvested shares of restricted Class A common stock was $90,000. A summary of the status of the nonvested shares of restricted Class A common stock as of December 31, 2013 and the changes for the year ended December 31, 2014 is presented below:

		Weighted Average Grant Date
Restricted Stock	Shares	Fair Value
Nonvested at December 31, 2013	—	$—
Granted	9,000	$10.00

Nonvested at December 31, 2014	9,000	$10.00

Stock-based compensation expense for the year ended December 31, 2014 was $11,000, which is reported in general and administrative costs in the accompanying consolidated statements of operations.

Note 9—Related-Party Transactions and Arrangements

The Company pays the Dealer Manager selling commissions of up to 7.0% of the gross offering proceeds per Class A share and up to 3.0% of gross offering proceeds per Class T share. All sales commissions are expected to be re-allowed to participating broker-dealers. The Company will not pay selling commissions with respect to shares of any class sold pursuant to the DRIP. In addition, the Company pays the Dealer Manager a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class A and Class T shares, provided, however that the dealer manager fee the Company pays on the Class T shares may be changed in the future. The dealer manager fee may be partially re-allowed to participating broker-dealers. No dealer manager fees will be paid in connection with purchases of shares made pursuant to the DRIP. For the year ended December 31, 2014, the Company paid the Dealer Manager approximately $6,476,000 for selling commissions and dealer manager fees in connection with the Offering.

The Company will pay the Dealer Manager a distribution fee with respect to its Class T shares that are sold in the Offering that accrues daily in an amount equal to 1/365th of .80% of the amount of the purchase price per share (or, once reported, the net asset value per share for such day) on a continuous basis from year to year. Termination of such payment will commence on the earlier to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the completion of the Offering, total underwriting compensation in the Offering equaling 10% of the gross proceeds from the primary portion of the Offering, or (iii) such Class T shares no longer being outstanding. The Dealer Manager may re-allow the distribution fee to participating broker-dealers and servicing broker-dealers. The distribution fee will be paid monthly in arrears. The distribution fee will not be payable with respect to Class T shares issued under the DRIP. The Company will not pay a distribution fee with respect to Class A shares. For the year ended December 31, 2014, the Company did not incur any distribution fees to the Dealer Manager.

The Company reimburses the Advisor and its affiliates for organization and offering expenses it incurs on the Company’s behalf, but only to the extent the reimbursement would not cause the selling commissions, dealer manager fees, distribution fees and other organization and offering expenses to exceed 15% of the gross offering proceeds of the Offering. The Company expects that organization and offering expenses (other than selling commissions, dealer manager fees, and distribution fees) will be approximately 1.25% of the gross offering proceeds. As of December 31, 2014, the Advisor and its affiliates incurred approximately $4,205,000 on the Company’s behalf in offering costs. The Company reimbursed approximately $1,382,000 in offering expenses to the Advisor, or its affiliates, and accrued approximately $2,524,000 of other organization and offering expenses, the total of which represents the Company’s maximum liability for other organization and offering costs as of December 31, 2014. Other organization expenses are expensed as incurred and offering expenses are charged to stockholders’ equity as incurred or as such amounts are reimbursed to the Advisor.

The Company pays to the Advisor 2.0% of the contract purchase price of each property or asset acquired and 2.0% of the amount advanced with respect to a mortgage loan. The total amount of all acquisition fees and expenses are limited to 6.0% of the contract purchase price of the property or in the case of a mortgage loan, 6.0% of funds advanced. The contract purchase price is the amount actually paid or allocated in respect of the purchase, development, construction or improvement of a property or the amount of funds advanced with respect to a mortgage loan, exclusive of acquisition fees and acquisition expenses. For the year ended December 31, 2014, the Company paid approximately $1,833,000 in acquisition fees to the Advisor or its affiliates.

The Company reimburses the Advisor for acquisition expenses incurred in connection with the selection and acquisition of properties or other real estate-related investments (including expenses relating to potential investments that the Company does not close), such as legal fees and expenses, costs of real estate due diligence, appraisals, non-refundable option payments on property not acquired, travel and communications expenses, accounting fees and expenses and title insurance premiums, whether or not the property was acquired. The total amount of all acquisition fees and expenses are limited to 6.0% of the contract purchase price of the property or in the case of a mortgage loan, 6.0% of funds advanced. The Company expects these expenses will be approximately 0.75% of the purchase price of each property or real estate-related investment. For the year ended December 31, 2014, the Company incurred approximately $11,000 in acquisition expenses and reimbursed approximately $7,000 to the Advisor or its affiliates.

The Company pays to the Advisor an asset management fee calculated on a monthly basis in an amount equal to 1/12th of 0.75% of gross assets (including amounts borrowed) which is payable monthly in arrears. The Advisor may, in its sole discretion, choose to take any monthly asset management fee in the form of subordinated restricted Class B Units of the Operating Partnership. In the event the Advisor chooses to be compensated in Class B Units, then the Operating Partnership will, within 30 days after the end of the applicable month (subject to the approval of the board of directors), issue a number of restricted Class B Units to the Advisor equal to: (i) the cost of assets multiplied by 0.0625% (or the lower of the cost of assets and the applicable quarterly net asset value, or NAV, multiplied by 0.0625%, once the Company begins calculating NAV) divided by (ii) the value of one Class A share of common stock as of the last day of such calendar month, which will be the offering price, less selling commissions and dealer manager fees, until such time as the Company calculates NAV, when it will then be the per share NAV for Class A shares. The Advisor will be entitled to receive certain distributions of net sales proceeds on the vested and unvested Class B Units it receives in connection with its assets management services at the same rate as distributions received on the Company’s common stock. Such distributions will be in addition to the incentive fees the Advisor and its affiliates may receive from the Company, including, without limitation the subordinated participation in net sales proceeds, the subordinated incentive listing distribution or the subordinated distribution upon termination of the Advisory agreement, as applicable.

Class B Units are subject to forfeiture until such time as: (a) the value of the Operating Partnership’s assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6.0% cumulative, pretax, non-compounded annual return thereon, or the economic hurdle; (b) any one of the following events occurs concurrently with or subsequently to the achievement of the economic hurdle described above: (i) a listing of the Company’s common stock on a national securities exchange; (ii) a transaction to which the Company or the Operating Partnership shall be a party, as a result of which operating partnership units or common stock shall be exchanged for or converted into the right, or the holders of such securities shall otherwise be entitled, to receive cash, securities or other property or any combination thereof; or (iii) the termination of the Advisory Agreement without cause; and (c) the Advisor pursuant to the Advisory Agreement is providing services to the Company immediately prior to the occurrence of an event of the type described in clause (b) above, unless the failure to provide such services is attributable to the termination without cause of the Advisory Agreement by an affirmative vote of a majority of the Company’s independent directors after the economic hurdle described above has been met. Any outstanding Class B Units will be forfeited immediately if the Advisory Agreement is terminated for any reason other than a termination without cause. Any outstanding Class B Units will be forfeited immediately if the Advisory Agreement is terminated without cause by an affirmative vote of a majority of the Company’s board of directors before the economic hurdle described above has been met. For the year ended December 31, 2014, the Advisor recognized and the Company incurred approximately $72,000 in asset management fees. For the year ended December 31, 2014, the Company did not issue any Class B Units.

In connection with the rental, leasing, operation and management of the Company’s properties, the Company pays the Property Manager and its affiliates aggregate fees equal to 3.0% of gross revenues from the properties managed. The Company will reimburse the Property Manager and its affiliates for property-level expenses that any of them pay or incur on the Company’s behalf, including salaries, bonuses and benefits of persons employed by the Property Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of its executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If the Company contracts directly with third parties for such services, it will pay them customary market fees and will pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the properties managed. In no event will the Company pay the Property Manager or any affiliate both a property management fee and an oversight fee with respect to any particular property. The Company also may pay the Property Manager a separate fee for the one-time initial rent-up, leasing-up of newly constructed properties or re-leasing to existing tenants in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area and which is typically less than $1,000. For the year ended December 31, 2014, the Company incurred approximately $9,000 in property management fees to the Property Manager.

For acting as general contractor and/or construction manager to supervise or coordinate projects or to provide major repairs or rehabilitation on our properties, the Company may pay the Property Manager up to 5.0% of the cost of the projects, repairs and/or rehabilitation, as applicable. As of December 31, 2014, the Company did not incur any construction management fees.

The Company reimburses the Advisor for operating expenses incurred on its behalf. Expenses in excess of the operating expenses in the four immediately preceding quarters that exceeds the greater of (a) 2.0% of average invested assets or (b) 25% of net income, subject to certain adjustments, will not be reimbursed unless the independent directors determine such excess expenses are justified. Additionally, the Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition fees or disposition fees. As of December 31, 2014, the Company had incurred total operating expenses in the four consecutive fiscal quarters then ended that exceeded the 2%/25% guidelines by $12,000, or the Excess Amount. On March 12, 2015 the board of directors, including all of the independent directors, determined that the Excess Amount was due to unusual and nonrecurring factors associated with the start-up costs related to the Company’s launch, such as nonscalable costs of legal fees, auditing fees, reporting fees, board of directors’ compensation and other direct general and administrative costs. The board of directors determined that these costs were incurred in 2014, and that the Company’s amount of capital raised and investments have progressed since then to a satisfactory degree. Therefore, the board of directors deemed the circumstances surrounding the Excess Amount sufficient to justify reimbursing the Advisor for direct expenses, including but not limited to start-up costs as well as direct general and administrative expenses associated with the organization of the Company and the registration and commencement of the Offering. For the year ended December 31, 2014, the Advisor allocated approximately $288,000 in operating expenses on the Company’s behalf. For the year ended December 31, 2014, the Advisor waived, irrevocably, without recourse, approximately $236,000 in operating expenses it allocated to the Company, including payroll-related expenses. For the year ended December 31, 2014, the Company reimbursed approximately $82,000 in operating expenses to the Advisor. The Advisor has not agreed to waive any future costs.

The Company will pay its Advisor, or its affiliates, if it provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, a disposition fee, up to the lesser of 1.0% of the contract sales price and one-half of the total brokerage commission paid if a third party broker is also involved, without exceeding the lesser of 6.0% of the contract sales price and a reasonable, customary and competitive real estate commission. As of December 31, 2014, the Company did not incur any disposition fees to the Advisor or its affiliates.

The Advisor will receive 15% of the remaining net sale proceeds after return of capital contributions plus payment to investors of a 6.0% annual cumulative, non-compounded return on the capital contributed by investors. As of December 31, 2014, the Company did not incur any subordinated sale fees to the Advisor or its affiliates.

Upon termination or non-renewal of the Advisory agreement with or without cause, the Advisor will be entitled to receive distributions from the Operating Partnership equal to 15% of the amount by which the sum of the Company’s adjusted market value plus distributions exceeds the sum of the aggregate capital contributed by investors plus an amount equal to an annual 6.0% cumulative, non-compounded return to investors. In addition, the Advisor may elect to defer its right to receive a subordinated distribution upon termination until either shares of the Company’s common stock are listed and traded on a national securities exchange or another liquidity event occurs. As of December 31, 2014, the Company did not incur any subordinated termination fees to the Advisor or its affiliates.

Accounts Payable Due to Affiliates

The following amounts were outstanding due to affiliates as of December 31, 2014 (amounts in thousands):

	Fee	December 31,
Entity		2014	2013
Carter Validus Advisors II, LLC and its affiliates	Asset management fees	$66	$—
Carter Validus Real Estate Management Services II, LLC	Property management fees	3	—
Carter Validus Advisors II, LLC and its affiliates	General and administrative costs	29	—
Carter Validus Advisors II, LLC and its affiliates	Offering costs	2,524	—
Carter Validus Advisors II, LLC and its affiliates	Acquisition expenses and fees	4	—

		$2,626	$—

Note 10—Business Combinations

During the year ended December 31, 2014, the Company completed the acquisition of 100% fee simple interest in five real estate investments that were determined to be business combinations, comprised of five buildings. The aggregate purchase price of the acquisitions determined to be business combinations was $65,201,000, plus closing costs.

The following table summarizes the acquisitions determined to be business combinations completed during the year ended December 31 2014:

Property Description	Date Acquired	Ownership Percentage
Cy Fair Surgical Center	07/31/2014	100%
Mercy Healthcare Facility	10/29/2014	100%
Winston-Salem, NC IMF	12/17/2014	100%
Baylor Surgical Hospital at Fort Worth	12/31/2014	100%
Baylor Surgical Hospital Integrated Medical Facility	12/31/2014	100%

Results of operations for the acquisitions determined to be business combinations are reflected in the accompanying consolidated statements of operations for the year ended December 31, 2014 for the period subsequent to the acquisition date of each property. For the period from the acquisition date through December 31, 2014, the Company recognized approximately $248,000 of revenues and net loss of approximately $1,689,000 for its business combination acquisitions. In addition, during the year ended December 31, 2014, the Company incurred aggregate non-recurring charges related to acquisition fees and costs of $1,697,000 in connection with acquisitions determined to be business combinations, which are included in the accompanying consolidated statements of operations.

The following table summarizes management’s allocation of the fair value of the acquisitions determined to be business combinations during the year ended December 31, 2014 (amounts in thousands):

Total
Land	$10,466
Buildings and improvements	47,504
In-place leases	6,247
Tenant improvements	737
Above-market leases	254

Total assets acquired	65,208

Below-market leases	(7)

Total liabilities acquired	(7)

Net assets acquired	$65,201

Assuming the business combinations described above had occurred on January 1, 2014, pro forma revenues, net income and net income attributable to common stockholders would have been as follows (amounts in thousands, unaudited):

For the Year Ended December 31,
2014
Pro forma basis:
Revenues	$2,020
Net income attributable to common stockholders	$245
Net income per common share attributable to common stockholders:
Class A basic and diluted	$0.09

The pro forma information for the year ended December 31, 2014 was adjusted to exclude approximately $1,697,000 of acquisition expenses recorded related to its real estate investments. The pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transaction occurred at the beginning of 2014, nor is it necessarily indicative of future operating results.

Note 11—Accounts Payable and Other Liabilities

Accounts payable and other liabilities, as of December 31, 2014 were comprised of the following (amounts in thousands):

December 31, 2014
Accounts payable and accrued expenses	$225
Accrued interest expense	47
Dividends payable	325
Deferred rental income	31
Intangible lease liability	7

$635

Note 12—Income Taxes

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S. stockholders’ basis in their shares. The following table shows the character of distributions the Company paid on a percentage basis during the year ended December 31, 2014:

Character of Distributions:	For the Year Ended December 31,
2014
Ordinary dividends	0.00%
Nontaxable distributions	100.00%

Total	100.00%

The Company concluded there was no impact related to uncertain tax provisions from the results of the operations of the Company for the year ended December 31, 2014. The Company’s policy is to recognize accrued interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of general and administrative expenses. From inception through December 31, 2014, the Company had not recognized any interest expense or penalties related to unrecognized tax benefits. The United States of America is the major tax jurisdiction for the Company, and the earliest tax year subject to examination is 2013.

Note 13—Economic Dependency

The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issue; the identification, evaluation, negotiation, purchase and disposition of real estate investments and other investments; the management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Note 14—Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. As of December 31, 2014, there were, and currently there are, no material pending legal proceedings to which the Company is a party.

Note 15—Selected Quarterly Financial Data (Unaudited)

Presented in the following table is a summary of the unaudited quarterly financial information for the year ended December 31, 2014. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information (amounts in thousands, except share data and per share amounts):

	2014
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$272	$65	$—	$—
Expenses	(1,931)	(493)	(55)	—

Loss from operations	(1,659)	(428)	(55)	—
Interest expense	(98)	(54)	—	—

Net loss attributable to common stockholders	$(1,757)	$(482)	$(55)	$—

Net loss per common share attributable to common stockholders:
Class A basic and diluted	$(0.42)	$(0.72)	$(2.75)	$—

Weighted average number of common shares outstanding:
Class A basic and diluted	4,183,857	671,425	20,000	—

Note 16—Subsequent Events

Distributions Paid

On January 2, 2015, the Company paid aggregate distributions of approximately $325,000 ($130,000 in cash and $195,000 in shares of the Company’s common stock pursuant to the DRIP), which related to distributions declared for each day in the period from December 1, 2014 through December 31, 2014. On February 2, 2015, the Company paid aggregate distributions of approximately $446,000 ($184,000 in cash and $262,000 in shares of the Company’s common stock pursuant to the DRIP), which related to distributions declared for each day in the period from January 1, 2015 through January 31, 2015. On March 2, 2015, the Company paid aggregate distributions of approximately $538,000 ($220,000 in cash and $318,000 in shares of the Company’s common stock pursuant to the DRIP), which related to distributions declared for each day in the period from February 1, 2015 through February 28, 2015.

Increase in Borrowing Base Availability Under the Credit Facility

On February 17, 2015, the Company added the Heartland Rehabilitation Hospital to the collateral pool of the Credit Facility, which increased the borrowing base availability under the Credit Facility by approximately $13,109,000. As of March 24, 2015, the aggregate borrowing base availability was $60,092,000 under the Credit Facility and there was no outstanding balance under the Credit Facility.

Distributions Declared

On February 24, 2015, the board of directors of the Company approved and declared a distribution to the Company’s stockholders of record as of the close of business on each day of the period commencing on March 1, 2015 and ending on May 31, 2015. The distributions will be calculated based on 365 days in the calendar year and equal to an annualized rate of 6.4% per share of Class A and Class T common stock. The distributions declared for each record date in the March 2015, April 2015 and May 2015 periods will be paid in April 2015, May 2015 and June 2015, respectively. As of March 24, 2015, there were no shares of Class T common stock outstanding. The distributions will be payable to stockholders from legally available funds therefor.

Status of the Offering

As of March 24, 2015, the Company had accepted investors’ subscriptions for and issued approximately 16,554,000 shares of Class A common stock in the Offering, resulting in receipt of gross proceeds of approximately $164,455,000, including shares of its common stock issued pursuant to its DRIP. In addition, the Company has special escrow requirements for subscriptions from residents of Pennsylvania, the conditions of which were satisfied on February 19, 2015 and Washington, the conditions of which were satisfied on September 8, 2014. As of March 24, 2015, the Company had approximately $2,185,545,000 in Class A shares and Class T shares of common stock remaining in the Offering.

Acquisitions

The following table presents certain information about properties the Company acquired from January 1, 2015 through March 24, 2015:

Property Description	Date Acquired	Purchase Price (amounts in thousands)	Ownership Percentage
Winter Haven Healthcare Facility(1)	1/27/2015	$3,804	100%
Heartland Rehabilitation Hospital(1)	2/17/2015	$24,579	100%

(1)	The property is leased to a single tenant and the Company funded the purchase with net proceeds from the Offering.

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

December 31, 2014

(amounts in thousands)

				Initial Cost		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at December 31, 2014 (b)
Property Description	Location	Encumbrances		Land	Buildings and Improvements		Land	Buildings and Improvements	Total	Accumulated Depreciation (c)	Year Constructed		Date Acquired
Cy Fair Surgical Center	Houston, TX	$—	(a)	$762	$2,970	$—	$762	$2,970	$3,732	$44	1993		07/31/2014
Mercy Healthcare Facility	Cincinnati, OH	—	(a)	356	3,167	—	356	3,167	3,523	20	2001		10/29/2014
Winston-Salem, NC IMF	Winston- Salem, NC	—	(a)	684	4,903	—	684	4,903	5,587	6	2004		12/17/2014
New England Sinai Medical Center	Stoughton, MA	—	(a)	4,049	19,977	14	4,049	19,991	24,040	22	1967/1973	(d)	12/23/2014
Baylor Surgical Hospital at Fort Worth	Fort Worth, TX	—	(a)	8,297	35,615	—	8,297	35,615	43,912	39	2014		12/31/2014
Baylor Surgical Hospital Integrated Medical Facility	Fort Worth, TX	—	(a)	367	1,587	—	367	1,587	1,954	2	2014		12/31/2014

		$—		$14,515	$68,219	$14	$14,515	$68,233	$82,748	$133

(a)	Property collateralized under the KeyBank Credit Facility. As of December 31, 2014, six commercial properties were collateralized under the KeyBank Credit Facility and the Company had $37,500,000 outstanding thereunder.
(b)	The aggregated cost for federal income tax purposes is approximately $74,726,000.
(c)	The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, building and improvements are depreciated over 15-40 years.
(d)	The New England Sinai Medical Center was renovated in 1992.

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CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SCHEDULE III

(CONTINUED)

December 31, 2014

(amounts in thousands)

2014
Real Estate
Balance at beginning of year	$—
Additions:
Acquisitions	82,734
Additional acquisition fees and expenses capitalized	14

Balance at end of year	$82,748

Accumulated Depreciation
Balance at beginning of year	$—
Depreciation	(133)

Balance at end of year	$(133)

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